UNITED FIRE & CASUALTY COMPANY
118 Second Avenue SE
P.O. Box 73909
Cedar Rapids, Iowa 52407-3909
Phone: (319) 399-5700
Fax: (319) 286-2512

November 2, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	United Fire & Casualty Company Form 10-K for the Year Ended December 31, 2008 Form 10-Q for the Quarterly Period Ended June 30, 2009 DEF 14A File No. 001-34257

FILED VIA EDGAR

Dear Mr. Rosenberg:

We received your letter of October 20, 2009, which contained comments to the responses we filed on September 11, 2009 to your comment letter of August 31, 2009. We advise you that we will reply to your letter by November 9, 2009 as we have a conference call scheduled with SEC staff this week to discuss issues related to the comments contained in your October 20, 2009 letter.

*****

In connection with our responses to your letter of October 20, 2009, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions and/or need additional information please contact me at (319) 399-5723 or Kevin Helbing, Controller, at (319) 286-2533.

Sincerely,

UNITED FIRE & CASUALTY COMPANY

/s/ Dianne M. Lyons
Dianne M. Lyons
Vice President, Chief Financial Officer and Principal Accounting Officer